Gallagher Securities, Inc.

(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2023, Supplemental Schedules as of December 31, 2023, and Report of Independent Registered Public Accounting Firm

****

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53563

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gallagher Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue, 28th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Ryan Fitzpatrick, Chief Compliance Officer	212-309-3494	Ryan_Fitzpatrick@ajgre.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gallagher Securities, Inc., as of December 31, 2023, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ryan Fitzpatrick
Chief Compliance Officer of
Gallagher Securities, Inc.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Lori Alessi
Notary Public

TABLE OF CONTENTS

This report contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
Gallagher Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gallagher Securities, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1



Supplemental Information

The accompanying information contained in Schedule G has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as Gallagher Securities, Inc.'s auditor since 2023.

March 15, 2024

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 9,212,743
Accounts receivable, net	2,049,457
Due from Parent	8,543,086
Income taxes receivable	40,700
Prepaid expenses and other assets	61,740
Deferred tax asset	49,264
TOTAL	$ 19,956,990

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payable to Parent	$ 2,278,325
Accounts payable, accrued expenses, and other liabilities	1,406,595
Total liabilities	3,684,920

STOCKHOLDER'S EQUITY:

Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,117,917
Retained earnings	10,153,153
Total stockholder's equity	16,272,070
TOTAL	$ 19,956,990

The accompanying notes are an integral part of these financial statements.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:		
Underwriting fees	$	4,345,551
Advisory fees		648,742
Interest income and other		857,511
Total revenues		5,851,804
EXPENSES:		
Employee compensation and benefits		1,494,683
Regulatory and professional fees		1,266,587
Other operating expenses		1,413,793
Interest		256,901
Total expenses		4,431,964
INCOME BEFORE TAXES		1,419,840
PROVISION FOR INCOME TAXES		312,920
NET INCOME	$	1,106,920

The accompanying notes are an integral part of these financial statements.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2023	$ 1,000	$ 6,297,556	$ 9,046,233	$ 15,344,789
Capital return, net	-	(179,639)	-	(179,639)
Net income	-	-	1,106,920	1,106,920
BALANCE — December 31, 2023	$ 1,000	$ 6,117,917	$ 10,153,153	$ 16,272,070

The accompanying notes are an integral part of these financial statements.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,106,920
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for uncollectible receivables		205,333
Provision for deferred income taxes		87,336
Changes in operating assets and liabilities:		
Accounts receivable, net		(1,890,236)
Due from parent		(543,086)
Income taxes receivable		180,214
Prepaid expenses and other assets		(55,750)
Payables to Parent and Affiliate		(429,731)
Accounts payable, accrued expenses, and other liabilities		452,331
Net cash used in operating activities		(886,669)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Receivables from Parent		(8,000,000)
Proceeds from non-subordinated borrowings		967,900,000
Repayments of non-subordinated borrowings		(967,900,000)
Net cash used in financing activities	$	(8,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,886,669)
CASH AND CASH EQUIVALENTS — Beginning of year		18,099,412
CASH AND CASH EQUIVALENTS — End of year	$	9,212,743
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	256,901
Cash paid during the year for income taxes		225,008

The accompanying notes are an integral part of these financial statements.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

---

1. ORGANIZATION

Gallagher Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Municipal Securities Rulemaking Board and the National Futures Association.

The Company was incorporated in 1977 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (the "Parent"). The Company is a broker, consultant, and FINRA registered broker-dealer that specializes in providing securities services to not-for-profit entities, corporations, and publicly traded entities and operates as a single segment.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company pursuant to an intercompany cost sharing agreement.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company's revenue generating activity is highly dependent on the demand for capital market transactions, which are highly susceptible to market volatility and demand for services from customers. The Company's primary use of liquidity is to fund working capital requirements of the business, including meeting necessary collateral posting requirements established by FINRA to facilitate revenue earning activities. The Company entered into, and repaid, un-subordinated loans totaling $467,900,000 with the Parent and $500,000,000 with an unrelated third-party financial institution for the year ended December 31, 2023. These loans were to finance catastrophe bond underwriting activities and were generally outstanding 1-2 days only, and had stated rates of interest between 5.7% and 6.5%.

Cash and cash equivalents — All highly liquid investments consisting principally of cash and money market accounts that have average maturities of 90 days or less, are considered cash equivalents. There is no restricted cash at December 31, 2023. Cash equivalents at December 31, 2023 include $8,870,000 invested in low risk money market accounts held in a Goldman Sachs asset management account.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Accounts receivable, net — Accounts receivable, net consists of commissions and fees receivable that are recognized net of allowance for uncollectible accounts. Credit losses are recorded, when necessary, in an amount considered by management to be sufficient to recognize expected losses for uncollectible accounts to state the commissions and fees receivable at their net realizable value. The Company recognized receivables from commissions and fees of $2,049,457 at December 31, 2023. The Company did not have any contract assets at December 31, 2023. For the year ended December 31, 2023, the Company wrote off $205,333 of uncollectable accounts receivable. The provision is included in the Other operating expenses in the Statement of Operations.

Revenue Recognition —The Company derives the majority of its customer contract revenues from the two basic business lines of the Company: Capital Markets and Advisory.

Strategic advisory and private placements – Strategic advisory fees consist primarily of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on transactions for both buyers' and sellers'. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction, opinion or analysis is delivered) as this is when value has been transferred to the client. There were $648,742 of strategic advisory fees for the year ended December 31, 2023. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company had $50,000 of contract liabilities as of December 31, 2023, recorded in accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.

Underwriting fees – The Company earns fees for the underwriting and agency placement of catastrophe bonds for insurance companies that want to transfer a risk to investors. Revenues are primarily earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (in the case of underwritings the date on which the Company purchases the securities from the issuer) for the portion of securities the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Reimbursed expenses – As the Company generally acts as an agent, all client reimbursable expenses, including those relating to travel, other out-of-pocket expenses and any third-party costs, are included in revenue, and an equivalent amount of reimbursable expenses is included in Other operating expenses as a cost of revenue as incurred. There were $149,533 of reimbursable expenses for the year ended December 31, 2023, which are included in Underwriting fees in the Statement of Operations.

Interest income and other – Interest income is recognized as earned Interest income primarily relates to interest and dividend income earned on low risk money market accounts held in a

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Goldman Sachs asset management account. The Company also earns interest income on a loan to the Parent, see Note 5 for more information.

Income Taxes — The Company is included in the consolidated federal and unitary state income tax returns filed by the Parent. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with the Parent.

Use of Estimates — The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These accounting principles require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses, and the disclosure of contingent assets and liabilities at the date of these financial statements. The Company periodically evaluates estimates and assumptions, including those relating to the valuation of discretionary compensation, share-based compensation, accrued liabilities, income taxes, commitments and contingencies, and revenue recognition. The Company bases its estimates on historical experience and various assumptions that the Company believes to be reasonable based on specific circumstances. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Fidelity Bond — The Company maintains a $1,000,000 fidelity bond.

Recent Accounting Pronouncements — *Not yet adopted*

Income Taxes - In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this update are effective for annual periods beginning after December 15, 2025. We are currently evaluating the impact of the new standard on the Company's financial statements, which is expected to result in enhanced disclosures.

3. **FAIR VALUE**

The FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted prices in active markets for identical financial instruments;

- Level 2 inputs are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

- Level 3 are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The carrying amounts of financial assets and liabilities reported in this Statement of Financial Condition for cash and cash equivalents, accounts receivable, net, due from Parent, payable to Parent and accounts payable, accrued expenses and other liabilities, at December 31, 2023, approximate fair value because of the short-term duration of these instruments. There were no transfers between Levels 1, 2, or 3 during the year.

4. **INCOME TAXES**

At December 31, 2023, the income tax expense consists of the following:

Current:		
Federal	$	227,748
State		(2,164)
Deferred:		
Federal		61,206
State		26,130
Income tax expense	$	312,920

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Effective tax rate reconciliation

The income tax expense differs from the amount computed using the U.S. federal statutory income tax rate as follows:

Loss before taxes	$	1,419,840
U.S. federal statutory income tax rate		21%
Income tax benefit at U.S. federal tax rate		298,166
Adjustments to derive effective tax rates:		
Non-deductible expenses		(9,667)
Rate change for state deferred		25,958
State taxes		(1,537)
Income tax expense at U.S. federal tax rate	$	312,920

At December 31, 2023 the Company had recorded net deferred tax assets and liabilities of $53,450 and $4,186, respectively. The Company's net deferred income tax asset is attributable to basis differences primarily in accrued compensation, deferred revenue and miscellaneous reserves.

During 2023, there was no valuation allowance or change in the valuation allowance. The effective tax rate is greater than the Federal statutory rate of 21% due principally to state income taxes.

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2023. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2023, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company has been included in the consolidated Federal income tax return of the Parent as of December 31, 2021 and is also included in certain combined state tax returns, which include other members of the Parent's consolidated group. The company would be subject to filing a Texas gross receipts tax on a standalone basis. The Company is currently filing minimum franchise tax returns for Missouri, Pennsylvania and Tennessee. The Parent is routinely examined by tax authorities in these jurisdictions. At December 31, 2023, the Parent's consolidated tax return had been examined by the IRS or the statute had lapsed through calendar year 2019. In addition, from 2019 forward, various state jurisdictions remain open.

In 2023, the Company settled a portion of its tax obligation to the Parent through a non-cash capital return in the amount of $179,639, as reflected in the Statement of Changes in Stockholders Equity for the period ended December 31, 2023.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

5.   RELATED-PARTY TRANSACTIONS

The Parent and other entities under common control of the Parent, which we refer to as "Affiliates", provide the Company with various services, including management, accounting, and recordkeeping services, and allocates these costs to the Company. The Company enters into transactions with Parent and Affiliates as presented below:

Affiliate	Agreement	Description of Service	2023 Activity
Gallagher Re Inc.	Services Agreement	Affiliate provides the Company with various services, including management, accounting, and recordkeeping services, and allocates these costs to the Company.	$1,850,728 expense from the Affiliate for the year ended December 31, 2023, $1,097,821 is included in employee compensation and $752,907 included in other operating expenses in the accompanying Statement of Operations.
Arthur J. Gallagher & Co.	Intercompany loan	On June 28, 2023, the Company entered into an agreement and funded a loan to the Parent in the amount of $8,000,000, which is included in Due from Parent in the Statement of Financial Condition. This loan to the Parent has an interest rate of 4.43% and is due on June 28, 2024 with various terms to prepay by the Parent or right to demand by the Company prior to maturity.	The Company accrued $181,570 of interest income related to this loan for the year ended December 31, 2023 which is included in Due from Parent in the Statement of Financial Condition.
Arthur J. Gallagher & Co.	Underwriting Funding Loan Agreement	The Company borrowed $467,900,000 from the Parent on an un-subordinated basis. These funds are used to purchase securities, which are immediately re-sold to third parties through the Pershing broking system. These loans with Parent are generally outstanding only one or two days and all have been repaid in 2023.	Interest expense of $81,901 is included within other operating expenses in the accompanying Statement of Operations.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

Gallagher Securities Ltd.	Service Level Agreement and Revenue Sharing Agreement	This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services. The Company also provides some management services to the Affiliate.	$650,000 expense from the Affiliate for the year ended December 31, 2023, and such amount is included in other operating expenses in the accompanying Statement of Operations. $334,110 credit for the year ended December 31, 2023, and such amount is included in employee compensation expenses in the accompanying Statement of Operations.
Gallagher Securities Europe SAS	Service Level Agreement and Revenue Sharing Agreement	This agreement establishes procedures for the parties to provide certain consulting services to each other, and for the party receiving such consulting services to share a portion of revenues received from related transactions with the party providing such services.	$110,540 expense from the Affiliate for the year ended December 31, 2023, and such amount is included in other operating expenses in the accompanying Statement of Operations.

6.   **CONCENTRATION OF RISKS**

The Company maintains its cash balances with major depository institutions, in amounts that may exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should this financial institution be unable to fulfill its obligations.

For the year ended December 31, 2023, the Company had revenue from one customer that accounted for approximately 32% of total revenues.

7.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2023, the Company had net capital of $4,760,212, which was $4,510,212 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital was .88 to 1.

GALLAGHER SECURITIES, INC.
(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were issued on March 15, 2024. No subsequent events were noted that required adjustment or disclosure in the financial statements.

Supplementary Information

GALLAGHER SECURITIES, INC.

(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023**

Net capital — total stockholder's equity	$ 16,272,070
Deductions — non-allowable assets from statement of financial condition:	
Accounts receivable, net	(2,049,457)
Intercompany receivable	(9,044,799)
Income taxes receivable	(40,700)
Prepaid expenses and other assets	(61,740)
Deferred Tax Asset	(49,264)
Total non-allowable assets	(11,245,960)
Net capital before haircuts on securities positions	5,026,110
Haircuts on securities:	
Foreign denominated funds	(265,898)
Total haircuts	(265,898)
Total net capital	4,760,212
Minimum net capital required under alternate method	250,000
Excess net capital	$ 4,510,212
Total liabilities	$ 4,186,633
Ratio of total liabilities to net capital	0.88

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the
Securities Exchange Act of 1934**

There are no material differences between the above computation and the corresponding amended
unaudited December 31, 2023 Part II FOCUS filed by the Company on March 12, 2024.

See Report of Independent Registered Public Accounting Firm.

GALLAGHER SECURITIES, INC.

(A Wholly Owned Subsidiary of Arthur J. Gallagher & Co.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2023

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) and (ii) of the Rule. The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

See Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Gallagher Securities, Inc.

We have reviewed management's statements, included in the accompanying GALLAGHER SECURITIES, INC. EXEMPTION REPORT , in which Gallagher Securities, Inc. (the Company) stated that:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii) (the "exemption provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 15, 2024

GALLAGHER SECURITIES, INC.
EXEMPTION REPORT

Gallagher Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2): (i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gallagher Securities, Inc.

I, Ryan Fitzpatrick, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Ryan Fitzpatrick
Chief Compliance Officer of
Gallagher Securities, Inc.

March 15, 2024



Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

**Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by CFTC Regulation 1.16**

The Board of Directors and Management of Gallagher Securities, Inc.

In planning and performing our audit of the financial statements of Gallagher Securities, Inc. (the Company) as of and for the year ended December 31, 2023, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

1

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. Throughout the year, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 15, 2024